Exhibit 3.1

(seal)	ROSS MILLER
NEVADA SECRETARY OF STATE	Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.	Name of corporation:

XTRA-GOLD RESOURCES CORP.

2.	The articles have been amended as follows: (provide article numbers, if available)

Article IV has been deleted in its entirety and substituted with the following:

(1) shall consist of Two Hundred and Fifty Million shares of common stock (250,000,000), with a par value of $0.001 per share;

(see attached Addendum for additional amendments to the articles of incorporation)

Addendum to
Amendments to the Articles of Incorporation
of Xtra-Gold Resources Corp.

ARTICLE IV.

(2) shall be issued as fully paid and non-assessable at a fair market value determined by the Board of Directors notwithstanding that recourse can be made against the Board of Directors if shares are issued for less than fair market value;

(3) shall be entitled to voting power.

Article V has been deleted in its entirety and substituted with the following:

ARTICLE V.	The members of the governing board of the Corporation shall be styled as directors. The Board of Directors of the Corporation shall consist of not less than one (1) and not more than seven (7) directors. The number of directors of the Corporation may, from time to time, be increased or decreased by an amendment to the By-Laws of the Corporation in that regard and without the necessity of amending the Articles of Incorporation. A majority of the directors in office, present at any meeting of the Board of Directors, duly called, whether regular or special, shall always constitute a quorum for the transaction of business, unless the By-Laws otherwise provide. All directors are in the same class and shall have equal voting rights.

Article VII has been deleted in its entirety and substituted with the following:

ARTICLE VII.	Consideration received by the Corporation on the issuance of shares shall not be in the form of promissory notes or services to be performed, or any combination thereof. The individual stockholders of the Corporation shall not be individually liable for the debts and liabilities of the Corporation and the Articles of Incorporation shall never be amended as to the aforesaid provisions.

3.	The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: a majority.

4.	Effective date of filing: (optional) 6/15/11 (must not be later than 90 days after the certificate is filed).

5.	Signature: (required)	/s/ Paul Zyla
Paul Zyla
Signature of Officer

*	If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT:	Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

Nevada Secretary of State Amend Profit-After
Revised: 3-6-09

This form must be accompanied by appropriate fees.